RESTRICTED STOCK AGREEMENT
                           --------------------------

                                 PURSUANT TO THE
                        ST. EDMOND'S FEDERAL SAVINGS BANK

                           2006 RESTRICTED STOCK PLAN
                           --------------------------

                           FOR OFFICERS AND EMPLOYEES

         This Agreement shall constitute an award of Restricted Stock ("Award") for a total of __________ shares of Common Stock of SE Financial Corp. (the
"Corporation"), which is hereby granted to _________________________ (the "Participant") at the price determined as provided herein, and in all respects subject to the terms, definitions and provisions of the St. Edmond's Federal Savings Bank 2006 Restricted Stock Plan (the "Plan") adopted by St. Edmond's Federal Savings Bank (the"Bank") which is incorporated by reference herein, receipt of which is hereby acknowledged.

         1. Purchase Price. The purchase price for each share of Common Stock awarded by this Agreement is $0.00.

         2. Vesting of Plan Awards. The Award of such Common Stock shall be deemed earned and non-forfeitable in accordance with the provisions of the Plan, provided the holder of such Award is an employee, director or director emeritus of the Bank as of such date, as follows:

                  (a)      Schedule of Vesting of Awards.


                                                      Number
                                                        of
                      Date                            Shares
Upon Grant....................................... _____________
As of October 31, 2007........................... _____________
As of October 31, 2008........................... _____________
As of October 31, 2009........................... _____________
As of October 31, 2010........................... _____________

             (b) Restrictions on Awards. This Award may not be delivered to the recipient if the issuance of the Shares pursuant to the Award would constitute a violation of any applicable federal or state securities or other law or valid regulation. As a condition to the Participant's receipt of this Award, the Bank may require the person receiving this Award to make any representation and warranty to the Bank as may be required by any applicable law or regulation.

       3. Non-transferability of Award. This Award may not be transferred in any manner prior to such Award, or portion thereof, being deemed earned and non-forfeitable. Upon termination of employment or service with the Bank as a result of the death or Disability of the Participant, any Award that would otherwise have become earned within six months following such date of termination of employment or service, absent such termination of employment or service resulting from death or Disability, shall nevertheless become deemed earned as of such date of termination; and any such Award that would otherwise become earned more than six months from such date of termination shall be deemed forfeited as of such date of termination of employment or service.

       4. Other Restrictions on Award. This Award shall be subject to such other restrictions and limitations as are contained in the Plan or as determined by the Plan Committee administering such Plan. Such Award shall be immediately 100% earned and non-forfeitable upon a Change in Control of the Corporation or the Bank.


                                               St. Edmond's Federal Savings Bank



Date of Grant:                             By:
               ---------------------            --------------------------------



Attest:



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[SEAL]

PARTICIPANT ACKNOWLEDGMENT



-----------------------------------             --------------------------------
PARTICIPANT                                                DATE



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